Rockval Inc

West Palm Beach, FL

Reg CF
$100,000 Maximum

$0 of $25,000 Minimum

0 Funders

Pitch

Rockval is a commercial real estate "PropTech" company whose team is passionate about changing the real estate industry. We have worked in commercial real estate as well as tech, and we see a huge opportunity to solve many of the pain points you as a real estate professional experience every day.

With our simple, affordable solution for data-driven underwriting of existing property and ground-up development across multiple asset classes, we are bridging the gap for thousands of small/mid-size firms, commercial real estate (CRE) investors (non-professional), resi-mmercial brokers, and newcomers into the CRE space.

Our simple and affordable product offering makes this an easy decision for anyone in the industry because of the tremendous value they receive and the ease they can share with their network and counter-parties.

The key to Rockval is the integration of data and powerful financial and business intelligence algorithms into an extremely easy and affordable platform that solves a fundamental pain point in the market, "How do I value and share a property?".

Rockval has been primarily funded by commercial real estate professionals, who recognize the need for technology to modernize the antiquated real estate industry. These investors are top-performers at JLL, Cushman & Wakefield, CBRE, Citigroup, Angelo Gordon, Atlas Real Estate Partners, Kitson & Partners, and more. These industry leaders see the scalability potential of these simple, powerful, and affordable solutions throughout the country.

Come join Team Rockval and be an owner and influencer in the direction of our company. We are confident that with your feedback, support, and investment we can make Rockval the next must-have for everyone involved in commercial real estate!

Key Facts

Our founder, advisors, and investor team come from both the real estate and tech/software industries and bring considerable experience and have deep networks.

We offer affordable, easy-to-use software tools to solve many of the common problems found in the real estate industry (underwriting, marketing, and research).

We are funded primarily by real estate professionals, who have recognized the need for change in our industry and believe in our vision.

Our founder has spent years developing software, complex algorithms, and our industry backed distribution channel --all of which helps to deepen the moat

Real estate companies spend billions of dollars annually on data/research, software tools, etc. Right now, every company is looking for ways to save money.

Invest

Investment Terms

Security Type:	Convertible Note
Min. Investment:	$100
Max. Investment:	$10,000
Annual Interest Rate:	7.0%
Maturity Date:	2 years
Valuation Cap:	$10,000,000
Discount Rate:	15%

Community Impact

🏠 Community Building

🤝 Education



ROCKVAL™

DATA-DRIVEN, SMART, AND **AUTOMATED**
COMMERCIAL REAL ESTATE

WHAT **WE DO**

A **Simple** and **Affordable** Platform for **Finding**, **Underwriting**, and **Sharing**
Commercial Real Estate Deals for the **Lower/Middle Market**, **Family Office**,
Syndicators, **Resi-mmercial**, and **Newcomers** to the Industry.









Search   **Underwrite**   **Present**   **Share**

THE **PROBLEMS**

1. Hundreds of thousands of **people do not enter the space** because it is too complicated
and costly to get started.

Amidst the "Great Resignation" more and more people are placing a bet on themselves, going independent and are in need of workflow tools and data to continue delivering high quality services.

Most technology solutions in the space are geared towards the top of the pyramid.

THE **MARKET**



COMMERCIAL
CRE PROFESSIONALS: 3.3M X $240 = $800M.

$800M
TAM

$400M
SAM

$40M
SOM

REAL ESTATE PROFESSIONALS
MARKET SIZE

SMALL TO MID-SIZED
BROKERAGES, INVESTORS, ETC.
MARKET SIZE

INVOLVED IN COMMERCIAL
"RESI-MMERCIAL"
MARKET SIZE

OUR MARKET OPPORTUNITY
(10% OF AVAILABLE MARKET)

RESIDENTIAL
RESIDENTIAL PROFESSIONALS: 2.0M X $240 = $500M

$500M
TAM

$50M
SAM

$5M
SOM

SOURCES: IBISWORLD, HOMELIGHT

CUSTOMER **PERSONAS**



BOBBY
ONE-MAN SHOP BROKERAGE
"THERE'S NEVER ENOUGH TIME IN THE DAY FOR ME TO DO EVERYTHING."

GLORIA
SMALL TO MID-SIZED BROKERAGE
"MY CLIENTS EXPECT ME TO KNOW THE MARKET AND SERVICE THEIR PROPERTIES LIKE A PRO."

PETER
SMALL TO MID-SIZED OWNER, INVESTOR
"I NEED TOOLS AND DATA TO GIVE ME AN EDGE AGAINST THE COMPETITION."

MELISSA
RESI-MMERCIAL
"I'D LOVE TO DO A COMMERCIAL DEAL IF I HAD THE TOOLS."

JAMES
SYNDICATOR
"HOW DO I GET THE RIGHT INFO IN FRONT OF MY LPS"

CINDY
NEW COMER / SIDE HUSTLE
"I AM LOOKING FOR WAYS TO MAKE PASSIVE INCOME"

CRE **TRANSACTION CYCLE**



Deal Discovery
Due Diligence
High Level
Underwrite
High Level
Share/Bid
Due Diligence
& Underwrite
Granular Level
Transaction
Documents
Funding
Transact
Manage
Exit

THE **SOLUTION**

WHAT STEPS DO WE COVER?

Rockval is a **community-driven** commercial real estate platform that is highly consumer-centric to bring **new entrants**, **solo deal makers**, and **lower/middle market brokers**, **owners**, and **investors** the workflows and data they need to **be competitive** with the corporate players.

CURRENT	FUTURE
Deal Discovery	Due Diligence
Underwrite	Syndication
Share	



Underwriting is fundamental to the transaction cycle

PRODUCT **OVERVIEW**

Rockval makes it **"TurboTax® easy"** to **find, analyze, and share** commercial real estate **deals.**



- WEB AND MOBILE PLATFORM
- TurboTax® EASY SEAMLESS ONBOARDING
- PROPRIETARY ALGORITHMS
- HIGH LEVEL TO GRANULAR ANALYSIS
- BUILT IN PUBLIC

DATA PARTNERS - POWERING THE PRODUCT



COMPSTAK · esri · cherre · Google · yelp · Walk Score











OUR **COMPETITORS**

Rockval is the only system that is **affordable, easy to use,** and provides the most **cutting edge** technology.

BENEFIT COMPARISON	ROCKVAL	ARGUS	VAL	REALPAGE	Excel
Affordability	✓				✓
Ease of use	✓				
Real-time, accurate data	✓				
End-to-end solution	✓				
Continuous data	✓				
Boosted property exposure	✓				
Asset Level Information	✓				
Financial Modeling	✓	✓	✓	✓	✓

"We're building a rocket instead of an international space station" - Grant Weiss

BUSINESS **MODEL**



SaaS
Current



Data
Affordable and scalable solution



Transactions
Future

Affordable and scalable recurring revenue model

1. Avg. Subscription: $20/mo
2. Market Size: 1mm+
3. Target: 100K @ $240/year

*$9.99 per additional add-on

We are collecting the most valuable data in CRE, at scale

1. Property Data
2. Leases
3. Sales
4. Transaction Terms

We are going to help facilitate the transaction for our users

1. $2.5mm Avg. Deal Size
2. 400 – 4,000 Deals / Year
3. $20 – 300mm in ARR

KEY **LESSONS IN OUR JOURNEY**

PIVOTS



We built an "affordable" enterprise platform

Changed to simple, TurboTax® easy for success on first login



We had an all encompassing product strategy

Changed to find, underwrite, and share investments only




PROGRESS **TOWARD VISION**

Investors to Date	Products Built	Customers
Top-performers at: • JLL • CBRE • Cushman & Wakefield • Citigroup • Angelo Gordon • Atlas Real Estate Partners • Seagis Property Group • and more.	**Web and Mobile Platform** 	

GO TO **MARKET**

FUNDED BY INDUSTRY PROFFESSIONALS
AND COMMERCIAL REAL ESTATE INVESTORS



B2B

Enterprise Sales / Partnerships:

• Lower/MIddle Market
• Trade Associations
• Education Partners
• Universities



B2C

Individuals / Family Office:

• Auto Activate Users
• Podcasts
• Email Marketing
• Trade Shows
• Scheduled Demo
• Word of Mouth



Community & Affiliates

Early Adopters / PropTech Enthusiasts:

• Rockval Sharing
• Blogs/Thought Leaders
• Crowd Raise
• LinkedIn Group
• University Internships

OUR **TEAM**

We have put together our initial team which has experience in multiple
areas including real estate, technology, and sales



GRANT WEISS

FOUNDER & CEO/CTO



ANDRES ESPINOSA

TECHNICAL PROJECT MANAGER



DYLAN WHELLER

LEAD DEVELOPER



NOAH WEISS

ADVISOR - STRATEGY



CONNER EAGLETON

SALES

OUR **TEAM**

Continued



VANESSA CALÁS

MARKETING & COMMUNITY MANAGER



YARIMA LUCIANI

SOFTWARE DEVELOPER



JARED GROVE

SOFTWARE DEVELOPER



BRANDON WHELLER

GRAPHIC/UI DESIGNER

Read about us in the news!
Read about us in the news!

Our Terms

Convertible Note
Security Type

The securities offered here are in the form of a Convertible Promissory Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlines in the agreement. The valuation cap will be at $10,000,000, with a discount rate of 15%. Any accrued interest on the note will be payable at maturity, which is 2 years. Automatic conversion will occur if financing happens on or prior to maturity date. If necessary, the company and investors may negotiate for an extension of the note. Overall, the company also has other shareholders, holding common stock in the company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Additional Terms (SEC Filing) ⧉

$100
Minimum Investment

$10,000
Maximum Investment

7.0%
Annual Interest Rate

2 years
Maturity Date

$10,000,000
Valuation Cap

15%
Discount Rate

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$100

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 ## Our Team

Grant Weiss FOUNDER

CEO

As CEO/CTO of RockVal, Grant is primarily involved in company direction, strategy, team building, fundraising, sales, mergers and acquisitions, and product development.

With his experience in the commercial real estate industry coupled with his software development experience, he brings a holistic view to the table to ensure the customers feedback is being incorporated with the upmost efficiency. Additionally, he has consulted with real estate firms to optimize the leasing, acquisition, and sales processes from the data required to the final marketing materials presented to the customers.

During his tenure at Evergreen, he assisted companies in developing innovative technologies to transform their industries and streamline business processes, starting with the best practices to streamline development, reduce costs, mitigate risks, and ensure sustainability.

 Grant received a Bachelor of Science in Applied Economics and Management and a Minor in Real

Estate from Cornell University with Honors. Additionally, Grant holds several certifications from Amazon Web Services: Big Data, Machine Learning, and Security Specialties; Solutions Architect.

Outside of work, Grant enjoys reading, traveling, fishing, paddle boarding, and playing with his dog Dudley the Goldendoodle. Always with a book in his hand and quoting the late and great Jim Rohn, he is a firm believer in learning your way through challenges.





Andres Espinosa
TECHNICAL PROJECT MANAGER

As Rockval's Technical Project Manager/Scrum Master, Andres handles a part of the design, development, project management, and data aggregation in order to make Rockval a customer-centric company.

His background in engineering, combined with his experience in design and development for multiple startups in the tech space, allows him to bring lean practices to the development workflow, by implementing scrum methodologies to the technical process.

In his former role as founder and CEO of Pixel, Andres bridged the gap between non-technical founders and software development teams to help them get to market faster, and model the right prototype to ensure time and cost competitiveness.

Andres received a B.Sc. in Manufacturing Engineering from "Universidad Metropolitana" (Caracas, Venezuela), as well as certifications in Scrum, React, UX/UI design, and Gamification.

In his free time, Andres enjoys bike riding, running, doing Crossfit, and playing beach tennis. If he's not learning new tech, you'll find him at the beach or helping local non-profits harness entrepreneurship in West Palm Beach.



Dylan Wheller
LEAD SOFTWARE DEVELOPER

As one of Rockval's lead developers and a fabric in the team's foundation, Dylan adds tremendous value as a developer and as a person.

With his 20 years of experience in enterprise software development, he brings an incredible amount of experience in development and software architecture for producing scalable applications. Dylan has worked in projects from a variety of sectors including banking, logistics, retail, travel, education, and real estate. As a self-taught developer, he is keen on learning the latest and greatest technologies, including virtual reality and artificial intelligence.

In his spare time, Dylan loves the adventurous life, frequently snorkeling, hiking, scuba diving, and any other blood-pumping activities he can find. He is often told, "You are the most adventurous nerd we know".

Outside of his adventures, he loves to spend time with his wife and his three furry children (Chili, Loki, and Kenzi) and takes any opportunity he can to walk on the beach, hike a mountain, or travel around the countryside with them.

Dylan feels that "a day without learning something, is a day wasted" and strives personally and professionally to grow each and every day.



Jared Grove
SOFTWARE DEVELOPER

Jared is a Full Stack Engineer responsible for developing, testing, and optimizing software features at RockVal. He brings the technical, analytical, and creative approaches he sharpened during his years studying and working as a mechanical engineer to his work as a developer. As a polyglot programmer, Jared believes in using the best tool for the job.

Jared received his Bachelor of Science in Mechanical Engineering from the University of Minnesota. After teaching himself to code during his 5 years designing heat recovery systems for gas turbines and other waste heat applications he took the leap to pursue software development full-time and hasn't regretted it for a second.

By night, Jared loves to hang out with his wife, play basketball, run around with his dogs, watch anime, and code for fun. He cares about the world, his community, and the people in it; whether they be strangers or friends.



Yarima Luciani
SOFTWARE DEVELOPER

As a Software Developer at RockVal, Yarima is mainly involved in product development.

With her experience in software engineering, she provides efficient and effective solutions to any requirements or problems that arise in the platform. Her background allows her to understand the inner workings of the system and gives her the flexibility to easily adapt to the constant changes in technology that comes with software development.

While working with Pixel Development, she helped different companies convert ideas into products, by following the best coding practices and creating documentation to deliver complete scalable solutions.
Yarima received a Bachelor of Science in Computer Engineering from Simón Bolívar University in Venezuela, where she specialized in Artificial Intelligence and Databases. Additionally, she was part of a biomedical research group at the University of Zaragoza, located in Spain.

In her free time, Yarima enjoys traveling, practicing yoga, and walking Maya, her beloved Rhodesian dog. You will always find her in the constant pursuit of



Brandon Wheller
GRAPHIC DESIGNER

As (Graphic Designer) at RockVal, Brandon is primarily involved in creating company visual concepts, using various software and design techniques to inspire, inform and captivate our consumers. Brandon's experience marks him as a true creative with varying portfolios across industries such as sound, set design, signage, landscaping and video production, which brings both flair and pragmatism to the RockVal team.

Brandon qualified with a BA in Music Technology and Production from Leeds University, and also holds certifications in Graphic Design and Art, plus a Prince 2 Project Management Qualification. His versatility allows him to contribute meaningfully to various aspects of the RockVal team and he is often found lightening the load where required. Brandon is passionate about everything he sets his mind to, and his high energy within the team is always felt.

In his spare time he continues this creativity with his favourite pastime of producing electronic music and creating sock puppets for his daughter, Lily. In the words of Tim Notke, Brandon believes "Hard work beats talent, when talent doesn't work hard!"



Noah Weiss
ADVISOR

As an advisor for Rockval, Noah helps the company stay close with the latest developments in commercial real estate, as well as plays a strategic role in company positioning. Noah's expertise in CRE has been crucial to the success of Rockval and has been a supporter since our inception.

At Atlas Real Estate Partners, Noah is responsible for sourcing, structuring, and executing investments on behalf of the company as well as overseeing the growth of the company's hospitality to housing platform. Prior to joining the firm, Noah founded Alt+H Capital, focusing on hotel bridge liquidity and apartment hotel investments and advisory. Noah was previously Managing Director | VP of Real Estate Investments at Domio, an apartment hotel operator where he built and led the Real Estate Investments team and oversaw the company's expansion strategy.

Prior to Domio, Noah was a director of acquisitions at Angelo Gordon, a $32 billion AUM alternative investment manager in New York. At Angelo Gordon, he was responsible for sourcing and closing real estate transactions in North America and Western Europe as part of the firm's $1 billion net lease real improving life through discipline and healthy habits.

estate fund.

Before joining Angelo Gordon, Noah worked for Bank of Texas, where he originated, underwrote, and closed commercial real estate loans as well as co-launched the bank's national seniors housing lending business. Noah started his career at MMA Realty Capital, where he was a senior analyst in the proprietary capital group. Noah received a B.B.A. degree from Emory University Goizueta Business School and an M.B.A., with honors, from The University of Chicago Booth School of Business. Noah is a CFA Charterholder.

Noah loves travel, anything ocean-related, adding to his Scotch collection, and spending time with his wife, Casey, and sons Nash and Bowie. Noah serves as Senior Advisor to Alt+H Capital, Advisor to Rockval, Inc., and is an active member of the Weill Cornell Children's Health Council.



Vanessa Calás
VP OF MARKETING AND COMMUNITY



Vanessa Calás has worked in marketing and community building for eight years. Her career began in startup marketing, public relations, and crisis communications for both hardware and software music tech startups. She is a founder, having started two marketing consultancies. Her most recent roles were as director of marketing at an investment bank and as director of community growth at a coding boot camp.

Vanessa prioritizes nonprofit and community involvement in her life as well. She serves as Director of Sustainability for Piper's Angels Foundation, the organization that hosts the annual Crossing For Cystic Fibrosis 80-mile paddle-board challenge. She is also a Tech Hub South Florida Ambassador and is actively involved in the south Florida tech and startup industry.

She holds a bachelor's of science from the University of Florida, where she majored in public relations with a dual minor in business administration and French and francophone studies. Vanessa is fluent in English, Spanish, and French, as well as conversational in Brazilian Portuguese.

Vanessa lives in West Palm Beach, Florida, with her husband and their retired racing greyhound. She is passionate about the ocean and protecting it, and loves paddle-boarding and sharks.



Conner Eagleton
SALES ASSOCIATE

Conner Eagleton is a Sales Associate at Rockval who directly involves himself in client relations, product outreach, and business solutions. At his most recent firm, Conner served as a commercial real estate analyst. In this role, he became proficient in underwriting and investment analysis. Conner is dedicated to giving his full attention to his clients' needs and demonstrates that with his drive and honesty.

Conner attended the University of South Florida, where he graduated with a Finance degree. He focused his studies on capital markets and real estate investment. Conner continues to study the financial markets and real estate; he is always looking for the next great investment opportunity.

Born in South Florida and a lifetime resident, Conner is an outdoor activist who enjoys competing in local and international fishing tournaments. His love for fishing started when he was a kid when his family would frequently take him to the Bahamas. In his free time, Conner can be found playing golf with his friends, researching stocks, and freediving along the East coast of Florida.

 ## Our Milestones

Show
All

2014



Start of Rockval

2020

Rockval (V2) launched to deliver data-driven, smart, and automated real estate data

2021

Rockval goes live and offers powerful, affordable real estate solutions to commercial

Rockval begins bringing on paid users and generating revenue thus proving the

2022



Launch of $1.0M



6,500th paid user

Rockval starts with the original aim to provide users with an enterprise acquisition and development discounted

solutions to the industry.

real estate professionals.

demand in the industry for affordable, easy-to-use

crowdfund campaign

Rockval launches crowdfund to raise $1.0M from real estate professionals and investors

signs up

Rockval ends first year live with 6,500 paid users and annual recurring revenue between $1.0 and $1.5M.

Mar 11th

Jul 30th

Apr 12th

Apr 26th

Oct 19th

Aug 1st



Investment Risks

General Risk

Investing in early-stage companies without a proven track record of performance or sound liquidity such as Rockval, Inc. (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risks associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowdfunding are early-stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight, and reviews, the risk of fraud remains high when investing in any early-stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns, and prior debt offerings to investors.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters, and other potential crises.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims, and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early-stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with the aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at the time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees, and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have a special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management, and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations, and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulations. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services
from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time-consuming and cost-intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers, and tenured employees. The Company can make no guarantees that key individuals necessary for the successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements that have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third-party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote, and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper-competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met, investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early-stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market-driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on the future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.



FAQ



Q: What is a convertible note?



A: A convertible note is debt on the company, however, it is used as an instrument to provide the advantages of debt in a down scenario with liquidation preferences, but the advantages of converting into equity in an up scenario with converting into preferred stock on the next financing and then to common shares if there is an exit.

Q: Is Rockval valued at $10mm?



A: No, Rockval has not gone through a priced equity round as of now.

The $10mm valuation cap reflected is the MOST the valuation will be upon conversion into equity. Under the terms of our raise, the convertible debt will convert into equity upon a priced round of $1mm in additional capital, at which point there will be a newly determined price per share.

As a convertible debt holder, if the priced round is below the $10mm valuation cap, you will convert into equity at the lower valuation. If the priced round is above the $10mm valuation cap you will convert into equity at the lower valuation of $10mm.

Q: I'm not in the real estate industry. Can I still invest? ⌃

A: One of the most intriguing points about Rockval is that up to this point we have been primarily funded by real estate professionals.

We believe this industry buy-in is critical and also makes for a very compelling story. Those in the commercial real estate industry understand the power of what Rockval is offering and the ability it has to transform the industry. For that reason, we believe that most of our investors will continue to be real estate professionals because they will want to be a part of this movement. If you're not, and you still see the vision of where we're going, jump on board this train and who knows...maybe you'll want to get involved in the real estate industry after you see where Rockval is going!

Q: What does the competitive landscape look like? ⌃

A: There are a number of competitors in the real estate data and software space. Each of them has strengths and weaknesses and goes after a particular target market with a defined product offering. Most of our competition is extremely expensive and complex and that's where Rockval has a clear edge. Rockval offers powerful, yet simple to use products all priced at a fraction of the competition.

Q: Do you have property-level data on all the markets in the United States? ⌃

A: Yes. Through our 3rd-party data partnerships, we have access to property-level data throughout the country. This data includes such things as year built, square footage, ownership, debt, transactions, etc.

Q: What is Rockval's business model, i.e. how does it make money? ⌃

A: Rockval is a subscription company (Software-As-A-Service) that charges $9.99/product/user/month. This low price point makes Rockval an easy decision for customers because of the tremendous value they receive in return. Because of the affordability, Rockval has the potential to reach widespread adoption throughout the country very quickly.

Q: What is your target market? Who is your ideal customer? ⌃

A: We target small-to-mid-size owners, brokers, investors, lenders, etc., who need the tools we provide to run their business. Rockval helps them do their jobs better, faster, and at a fraction of the cost of our competitors.

Our ideal customers are companies with between 1-25 employees that are tired of having to overpay for low-quality data and service or complicated platforms that require extensive training to use. They also generally do not have marketing departments to generate their marketing materials.

Q: Why is now a good time for Rockval to enter the market? ⌃

A: The real estate industry is old and antiquated and is ripe for disruption using technology. Real estate professionals are tired of doing things the way they've always done them and have embraced new technologies to make them more efficient. Existing competitor incumbents, while having sizable market share, have very negative reviews by many in the industry who are looking for alternatives. Add to that the COVID pandemic, which has caused everyone to explore ways to reduce costs, and you have a perfect window of opportunity for an extremely affordable, powerful alternative to gain market share.

Q: When will Rockval start making money?

A: It already has! Rockval went live on April 19, 2021 and, primarily through only a few phone calls and emails, quickly brought on paid users, which generated over $6,000 in annual recurring revenue (ARR).

We have recently engaged a successful advertising/marketing agency to work with us on our SEO, SEM, social media advertising, website conversion, and email campaigns to drive sales growth.

As the advertising/marketing efforts ramp up, word of mouth continues, and users begin to share marketing flyers and proformas created with Rockval, sales will continue to grow. Rockval is proving the market demand for its products.

Q: What marketing tools will the company use to reach its target market?

A: Rockval will use a combination of paid and free media channels to reach its target market. It will utilize such channels as LinkedIn, Facebook, Instagram, YouTube, and Twitter. Additionally, it will collaborate with strong social media influencers in the real estate industry to reach their large followings. Word of mouth will also be a key part of reaching potential customers. SEO and SEM will be employed as well as email marketing.

Q: When will you be profitable?

A: We're forecasting the company will be profitable in the next 12 months based on reasonable user growth.

Our strategy, however, is to continue to raise capital to hire more developers, more salespeople, spend more on advertising, and integrate additional 3rd-party data sources to continue to grow the user base and revenue.

Q: What is your go to market strategy?

A: Rockval's go to market strategy is crafted in a way to drive pockets of adoption in key markets that have high levels of participation from our core investor networks.

- South Florida
- Houston & Dallas
- New York
- Los Angeles

Q: What are your exit opportunities?

A: As we're still building, we're not eyeing an exit any time soon. However, as opportunities arise (selling company, public offering, etc.), we will explore them to see which ones make sense.

Q: How big is the market for your products?

A: Big! The commercial real estate industry is made up of around 3.3 million professionals. It is estimated that roughly half of them are in our target market of small-to-mid-size shops. Assuming each professional purchases two of our products at $120 each that is a $400M market. Rockval will get some share of that market.

Additionally, we believe there is a huge, untapped opportunity to provide residential agents/realtors with affordable tools to allow them to do commercial deals. There are roughly 2.0 million residential agents and some percentage would like to do a commercial deal if they had the resources ("resi-mmercial" agents). Rockval stands ready to help these agents with their commercial deals.

Q: How can I invest more than $5,000 into Rockval?

A: We are seeking strategic investors who understand where we're going and see the same vision. If you're interested in investing more, please reach out to us at investors@rockval.com.

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